SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-2-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 3)1

DDi CORP.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

233162502
(CUSIP Number)

Riley Investment Management LLC
Attn:  Bryant R. Riley
11100 Santa Monica Blvd.
Suite 800
Los Angeles, CA 90025
(310) 966-1445
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 3, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

———————
1  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 233162502	13D	Page 2

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Riley Investment Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 730,655
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER 730,655
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 730,655
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%1
14	TYPE OF REPORTING PERSON* PN

________________________________

1 Based on 19,791,594 shares of common stock of DDi CORP. (the “Issuer”) outstanding at October 26, 2009, as reported in the Issuer’s Form 10-Q for the quarterly period ending September 30, 2009 filed with the Securities and Exchange Commission on October 28, 2009.

CUSIP No. 233162502	13D	Page 3

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Riley Investment Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 1,798,5242
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 315,0303
EACH REPORTING	9	SOLE DISPOSITIVE POWER 1,798,5242
PERSON WITH	10	SHARED DISPOSITIVE POWER 315,0303
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,798,5243
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [x]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%1
14	TYPE OF REPORTING PERSON* IA

______________________________

2Because Riley Investment Management LLC has sole investment and voting power over 730,655 shares of Common Stock held by Riley Investment Partners, L.P. and 1,798,524 shares of Common Stock held in managed accounts of its investment advisory clients, Riley Investment Management LLC may be deemed to have beneficial ownership of these shares.
3Riley Investment Management LLC has shared voting and dispositive power over 315,030 shares of Common Stock held by its investment advisory clients.  However, Riley Investment Management LLC disclaims beneficial ownership of these shares.

CUSIP No. 233162502	13D	Page 4

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON B. Riley & Co., LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 156,890
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 156,890
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 156,890
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%1
14	TYPE OF REPORTING PERSON* BD

CUSIP No. 233162502	13D	Page 5

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON B. Riley & Co. Retirement Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 36,070
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 36,070
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,070
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%1
14	TYPE OF REPORTING PERSON* EP

CUSIP No. 233162502	13D	Page 6

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Bryant R. Riley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 2,002,1504
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 315,0305
EACH REPORTING	9	SOLE DISPOSITIVE POWER 2,002,1504
PERSON WITH	10	SHARED DISPOSITIVE POWER 315,0305
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,002,1505
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1%1
14	TYPE OF REPORTING PERSON* IN

______________________________
4 Because Riley Investment Management LLC has sole voting and investment power over Riley Investment Partners, L.P.’s security holdings and certain of its investment advisory clients and Mr. Riley, in his role as the sole manager of Riley Investment Management LLC, controls its voting and investment decisions, Mr. Riley may be deemed to have beneficial ownership of the 730,655 shares of Common Stock held by Riley Investment Partners, L.P. and 1,067,869 shares held in managed accounts of its investment advisory clients.  Includes 156,890 shares of Common Stock owned by B. Riley & Co., LLC. Mr. Riley is the Chairman and sole indirect equity owner of B. Riley & Co., LLC. Includes 36,070 shares owned by B. Riley & Co. Retirement Trust.  Mr. Riley is Trustee of the B. Riley & Co. Retirement Trust.  Includes 4,000 shares of Common Stock in custodial accounts for Mr. Riley’s children which Mr. Riley is the custodian of and options exercisable to purchase 6,666 of Common Stock held by Mr. Riley.

5 Riley Investment Management LLC has shared voting and dispositive power over 315,030 shares of Common Stock held in managed accounts by its investment advisory clients.  Although Mr. Riley controls Riley Investment Management LLC’s voting and investment decisions for its investment advisory clients, Mr. Riley disclaims beneficial ownership of these shares.

CUSIP No. 233162502	13D	Page 8

Item 5.	Interest in Securities of the Issuer

(c)
In the ordinary course of business, BRC may effect transactions in connection with its ordinary course market making activities, as well as for customer transactions.  The following are the other transactions effected by the Reporting Persons in Common Stock that have taken place in the past 60 days:

RIP, LP	Trade Date	Trans Code	Quantity	Price
	3/1/2010	BY	40,866	5
	3/2/2010	BY	9,134	4.9997
	3/3/2010	BY	125,000	5
Investment Advisory Clients	Trade Date	Trans Code	Quantity	Price
	3/1/2010	BY	40,867	5
	3/2/2010	BY	9,133	4.9997
	3/3/2010	BY	50,000	5

CUSIP No. 233162502	13D	Page 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Date: March 5, 2010

Riley Investment Partners, L.P.
By: Riley Investment Management, its General Partner
By:	/s/ BRYANT R. RILEY
Bryant R. Riley, Managing Member

Riley Investment Management, LLC

By:	/s/ BRYANT R. RILEY
Bryant R. Riley, Managing Member

B. Riley & Co., LLC

By:	/s/ BRYANT R. RILEY
Bryant R. Riley, Chairman

B. Riley & Co. Retirement Trust

By:	/s/ BRYANT R. RILEY
Bryant R. Riley, Trustee

By:	/s/ BRYANT R. RILEY
Bryant R. Riley